September 11, 2019
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Jeff Long and Ms. Elena Stojic

Re:	Registration Statement on Form N-14 of Franklin Investors Securities Trust (the “Registrant”)
File No. 333-232974

Dear Mr. Long and Ms. Stojic:

On behalf of the Registrant, below are the Registrant’s responses to the comments conveyed telephonically by you on August 26, 2019 and August 28, 2019, respectively, to Kenneth L. Greenberg, Esq. of Stradley Ronon Stevens & Young, LLP (“Stradley”) with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the Franklin Flexible Alpha Bond Fund (the “Flexible Alpha Bond Fund”), a series of the Franklin Strategic Series, with and into the Franklin Low Duration Total Return Fund (the “Low Duration Fund”), a series of the Registrant.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 2, 2019 under Rule 488 under the Securities Act of 1933, as amended.
Below we have provided your comments (in bold) and the Registrant’s response to each comment.  These responses, as applicable, will be incorporated into a filing to be made in a post-effective amendment to the Registration Statement. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.
A.  Accounting Comments
1.	Text: Expense Table. Comment: Confirm supplementally that the fees and expenses listed in the expense tables are current.

Response: The Registrant confirms that the fees and expenses listed in the expense tables are current.

2.
Text:  Expense Table.

Comment:  Confirm supplementally that for any fund being acquired that has a fee waiver with a recoupment provision that such recoupment provision terminates when the acquired fund is reorganized.

Response:  The Registrant confirms that the Flexible Alpha Bond Fund’s fee waiver does not have a recoupment provision and, accordingly, a recoupment provision would not exist after the Transaction.

3.
Text:  Expense Table.

Comment:  In order to show total annual fund operating expenses after fee waivers, the fee waiver needs to be in place for one year following the reorganization.  Recheck termination dates of the fee waivers provided in the footnotes.  If the termination date of the fee waiver for the pro forma combined fund ends less than one year after the closing of the reorganization, then either extend the termination date so that it is at least one year long or the after fee waiver number should be removed from the table.

Response:  The Registrant has revised the disclosure to include a fee waiver for the Low Duration Fund that extends at least one year from the effective date of the Registration Statement in accordance with Item 3.  See Instruction 3(e) of Item 3 of Form N-1A.

4.
Text:  On page 10 of the Prospectus/Proxy Statement, the disclosure under the heading “What are the significant differences between the investment goals, strategies and policies of the Fund?”

Comment:  Rather than highlight that the Funds have similar investment goals and similar principal investment strategies, the section should highlight the significant differences.

Response:  Revised as requested.

5.
Text: Pro Forma Capitalization Table on page 28 and Pro Forma Financial Statements under the section titled “Shares of Beneficial Interests” and “Net Assets”

Comment: Information should be as of April 30, 2019 not July 11, 2019 for consistency with the rest of the pro forma financial statements.

Response:  Revised as requested.

B.        Disclosure Comments

1.	Text: Second paragraph on page 4 under the section “How will the Transaction affect me?” states:
Investment Goal, Strategies, Policies and Risks.  The Flexible Alpha Bond Fund’s investment goal is total return through a combination of current income and capital appreciation, whereas the Low Duration Fund’s investment goal is a high level of current income as is consistent with prudent investing, while seeking preservation of capital.  Both Funds, however, aim to provide total return in a risk-controlled manner.
Text: First sentence on page 30 under the section “How do the investment strategies of the Funds compare?” states:
Similar Investment Goals.
The Flexible Alpha Bond Fund’s investment goal is total return through a combination of current income and capital appreciation, whereas the Low Duration Fund’s investment goal is a high level of current income as is consistent with prudent investing, while seeking preservation of capital.  Both Funds, however, aim to provide total return in a risk-controlled manner and are focused on minimizing portfolio volatility.

Comment:  Explain the difference between an investment goal of total return versus an investment goal of high level of current income and whether the difference creates a difference in risk profile.

Response:  Revised as requested.

2.
Text:  Third paragraph on page 4 under the section “How will the Transaction affect me?” states:

Under normal market conditions, the Flexible Alpha Bond Fund invests at least 80% of its net assets in “bonds” and investments that provide exposure to bonds. Under normal market conditions, the Low Duration Fund invests primarily in debt securities, which may be represented by derivative investments that provide exposure to debt securities such as futures, options and swap agreements.   In pursuing its investment goal, the Flexible Alpha Bond Fund seeks to provide attractive risk-adjusted total returns over a full market cycle by allocating its portfolio across a broad range of global debt asset classes.  The Flexible Alpha Bond Fund’s weighted average portfolio duration, as calculated by the investment manager, may typically range from -2 to +5 years, and includes the effect of the Fund’s derivative investments.   Under normal market conditions, the Low Duration Fund invests primarily in investment grade debt securities to reduce credit risk and help to preserve the Fund’s capital.

The Low Duration Fund targets an estimated average portfolio duration of 3 years or less. [emphasis added]

Comments:

(a) With regard to the references to derivatives, disclose what types of derivatives the Flexible Alpha Bond Fund invests in as compared to the Low Duration Fund.

(b) With regard to investment grade securities, disclose what types of investment grade securities the Flexible Alpha Bond Fund invests in as compared to the Low Duration Fund.

(c) With regard to the references to duration, explain the difference in duration between the Flexible Alpha Bond Fund and Low Duration Fund and what that difference means for investors.

Response:  Revised as requested.

3.	Text: Second sentence in the fourth paragraph on page 4 under the section “How will the Transaction affect me?” states:
The Low Duration Fund may invest up to 25% of its total assets in foreign securities, including up to 20% of its total assets in non-U.S. dollar denominated securities and up to 10% of its total assets in emerging market securities.

Comment:  Clarify whether the reference to foreign securities is to foreign debt securities.

Response:  The Registrant confirms supplementally that the Low Duration Fund may invest up to 25% of its total assets in foreign debt and equity securities; however, the Fund does not invest in equity securities as a principal strategy.  Under normal market conditions, as currently disclosed, the Low Duration Fund primarily invests in debt securities and, accordingly, respectfully declines to revise the disclosure in order to keep the disclosure in the Registration Statement consistent with the disclosure in the Fund’s Form N-1A registration statement.

4.	Text: First sentence in the sixth paragraph on pages 4-5 under the section “How will the Transaction affect me?” states:

Former shareholders of the Flexible Alpha Bond Fund will also be invested in a Fund with less flexibility with respect to investing in debt asset classes without regard to country, sector, quality, maturity or duration, and without reference to a benchmark index. [emphasis added]

Comment: Name the benchmark and state explicitly that the Low Duration Fund does not have a benchmark index.

Response:  The disclosure has been revised to clarify that the Flexible Alpha Bond Fund invests across all debt asset classes without regard to country, sector, quality, maturity or duration and without reference to a benchmark index. The Low Duration Fund seeks to outperform the Bloomberg Barclays U.S. Government & Credit (1-3 Year) Index and is less flexible than the Flexible Alpha Bond Fund with regard to its investments.

5.	Text: Section titled “Potential Cost Savings” on page 5. Comment: Add disclosure that notes that the net expenses could increase when fee waivers expire. Response: Revised as requested.
6.	Text: Second sentence on page 7 in the section titled “Costs of the Transaction” states:
However, in light of the current expense waivers for both Funds, FAI or an affiliate will ultimately pay the Funds’ portions of the Transaction expenses.
Text: Third sentence on page 26 in the section titled “Costs of the Transaction” states:

However, in light of the current expense waivers for both Funds, FAI or an affiliate will ultimately pay the Funds’ portions of the Transaction expenses.
Comment: This sentence is confusing. Either delete or revise to indicate that the Investment Manager will pay 100% of the expenses of the Transaction. Response: Revised as requested.

7.
Text:  The section titled “What are the significant differences between the investment goals, strategies and policies of the Funds?” on pages 10 and 11.

Comments:

(a) Provide a clear statement about what the differences between the Flexible Alpha Bond Fund and the Low Duration Fund are.  Also consider adding disclosure regarding whether the Low Duration Fund has a lower risk profile.

(b) Fully compare the differences regarding how the Flexible Alpha Bond Fund and Low Duration Fund use derivatives.

Response:  Revised as requested.

8.	Text: On page 11, the third sentence of the second paragraph states:

In addition, for the Flexible Alpha Bond Fund, the Investment Manager attempts to minimize exposure to those areas that it anticipates will not provide value or will produce declines in the Fund’s returns.

Comment: Clarify whether the sentence applies to the Low Duration Fund. Response: The Registrant has revised the disclosure to clarify that the statement applies to the Flexible Alpha Bond Fund only.
9.
Text:  Principal Investment Risk Chart on page 12

Comment:  Consider using tables for comparing the investment strategies and fundamental investment policies.

Response:  The Registrant does include a chart to compare the principal investment strategies under “How do the investment goals and strategies of the Funds compare? Similar Principal Investment Strategies.”  In light of the similarities of the fundamental investment policies, however, the Registrant does not believe a chart is necessary to compare those.

10.	Text: On page 15, the first two sentences of the paragraph under the investment management fee chart states:
For the fiscal year ended April 30, 2019, the Flexible Alpha Bond Fund paid FAI investment management fees of $2,134,980 (before waivers) and $1,891,983 (after waivers). FAI in turn paid FT Institutional sub-advisory fees of $378,321. For the fiscal year ended October 31, 2018, the Low Duration Fund paid FAI investment management fees of $13,417,611 (before waivers) and $7,214,679 (after waivers). [emphasis added]
11.
Comment:  Describe what the fee waiver is.

Response:  Revised as requested.

Text:  On page 17, Annual Operating Expense Table, Pro Forma Combined Low Duration Fund column, Management fees line

Comment:  The Management fee is listed as 0.49% and in the neighboring Management fees column for the Low Duration Fund, the fee is 0.50%.  Confirm supplementally whether the Low Duration Fund hit a fee breakpoint as a result of the reorganization.

Response:  The Registrant confirms supplementally that the lower management fee is a result of the breakpoints in the Low Duration Fund’s fee schedule and the additional assets that would be acquired from the Flexible Alpha Bond Fund in connection with the Transaction.

12.	Text: Footnote 4 and footnote 6 of the Annual Fund Operating Expense Table on page 19 state:

4The Investment Manager has contractually agreed to waive or assume certain expenses so that total annual Fund operating expenses (excluding the Rule 12b-1 fees, acquired fund fees and expenses and certain non-routine expenses) for each Class of the Fund do not exceed (and could be less than) 0.85%, until August 31, 2019. The Investment Manager has contractually agreed in advance to reduce its fee as a result of the Fund’s investment in a Franklin Templeton money fund (acquired fund) for at least one year following the date of the Fund’s prospectus. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time periods set forth above.

6The Investment Manager has contractually agreed to waive or assume certain fees and expenses so that total annual Fund operating expenses (excluding the Rule 12b-1 fees, acquired fund fees and expenses and certain non-routine expenses) for each class of the Fund other than Class R6 do not exceed 0.44%, and for Class R6 do not exceed 0.30%, until February 29, 2020. The Investment Manager also has contractually agreed in advance to reduce its fees as a result of the Fund’s investments in Franklin Templeton affiliated funds (acquired funds) for at least one year following the date of the Fund’s statutory prospectus.  Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time period set forth above. [emphasis added]

Comment:  In order to show total annual fund operating expenses after fee waivers, the fee waiver needs to be in place for one year from the effective date of the Registration Statement.  Recheck termination dates of the fee waivers provided in the footnotes.  If the termination date of the fee waivers ends less than one year after the effective date of the Registration Statement, then either extend the termination date so that it is at least one year long or the after fee waiver number should be removed from the table.

Response:  The Registrant has revised the disclosure to include a fee waiver for the Low Duration Fund that extends at least one year from the effective date of the Registration Statement in accordance with Item 3.  See Instruction 3(e) of Item 3 of Form N-1A.

13.	Text: The section titled “Reason for the Transaction- Performance” on page 25 states:
Performance.  The Flexible Alpha Bond Fund commenced operations on August 3, 2015 and the Low Duration Fund has outperformed the Flexible Alpha Bond Fund over the one-year (+0.82%) and three-year (+0.59%) periods ended April 30, 2019 (based on Class A Shares without sales load).

Comment: Add a cross reference to the section titled “How do the performance records of the Funds compare?” which contains the performance of other share classes. Response: Revised as requested.
14.
Text:  On Page 32, the section titled “Principal Investment Risks Common to Both Funds”

Comment:  Include an introductory narrative comparing risk profiles.

Response:  The Registrant respectfully declines to revise the disclosure because it would be repetitive of the introductory narrative that is already included under the heading “What are the principal investment risks associated with investments in the Funds?”, which immediately precedes the above referenced sub-heading.

15.
Text:  On page 43, in the section “Who is entitled to vote?”

Comment:  Complete the chart regarding the total number of outstanding shares of the Flexible Alpha Bond Fund as of the Record Date.

Response:  Revised as requested.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact Kenneth L. Greenberg, Esq. at (215) 564-8149 or, in his absence, Brian Crowell, Esq. at (215) 564-8082.
Regards, /s/ Steven J. Gray Steven J. Gray, Esq. Vice President and Co-Secretary Franklin Investors Securities Trust